UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0001547576

Issuer: KraneShares Trust Exchange: Cboe BZX Exchange, Inc.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Address: 1270 Avenue of the Americas, 22nd Floor New York, New York 10020 Telephone Number: (212) 933-0393
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
KraneShares FTSE Emerging Markets Plus ETF[1], shares of beneficial interest, no par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(1)

☐	17CFR 240.12d2-2(a)(2)

☐	17CFR 240.12d2-2(a)(3)

☐	17CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. [1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, KraneShares Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 26, 2018	By:	/s/ Jonathan Krane	Principal Executive Officer and Principal Financial Officer
Date		Name	Title

1   To be renamed the KraneShares MSCI All China Index ETF as of August 1, 2018.

2   Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.